Exhibit 99.1

Claude Resources Closes Debt Financing with Crown Capital Partners Inc.

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, SK, April 8, 2013 /CNW/ - Claude Resources Inc. (TSX: CRJ) (NYSE MKT: CGR) ("Claude" and or the "Company") today reported that it has closed the previously announced long-term debt facility of $25 million with Crown Capital Partners Inc. ("CCP"),  in addition to its expanded credit facilities with Canadian Western Bank ("CWB").

Neil McMillan, President and CEO, stated, "We are satisfied we now have access to $50 million of debt facitlities at a blended cost of capital of approximately eight percent. Closing the debt facility with CCP positions the Company to be well financed to implement its growth plans going forward."

CCP Financing Summary

The CCP offering consists of a five (5) year $25 million long-term debt facility which carries an interest rate of 10 percent of the outstanding principal, compounded and payable monthly. Principal payments, due to begin in 2014, are payable monthly. In conjunction with closing the CCP long-term debt facility, the Company granted an additional 5.75 million common share purchase warrants at a strike price of $0.70 which are exercisable at any time until the date that is five (5) years following the close of the transaction.

Principal Repayment Terms

Period	Monthly Amount	Annual Amount
Months 1 - 12	NIL	NIL
Months 13 - 59	$300,000	$3,600,000
Due at Maturity		$10,900,000

Prepayment Terms

Months Following Closing	Prepayment Fee
Months 13 - 24	2%
Months 25 - 36	1%
Months 37 - 60	0%

Use of Proceeds

Claude believes that its new capital structure will advance the Company over the long term without penalizing shareholders through major equity financings. The CCP and CWB facilities are intended for the retirement of the $9.8 million debenture (due in May 2013), for expansion capital at the Seabee Gold Operation and for general working capital purposes. The Company is confident that it can efficiently service and repay the debt facilities through growing operating cash flows from the Seabee Gold Operation.

About Claude Resources Inc.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada. Its main revenue generating asset is the 100 percent owned Seabee Gold Project, located in northern Saskatchewan. Since 1991, Claude has produced over 1,023,000 ounces of gold from the Seabee Gold Project. Claude also owns 100 percent of the Madsen property near Red Lake, Ontario and 100 percent of the Amisk Gold Property in northeastern Saskatchewan.

About Crown Capital Partners Inc.

CCP is a leading provider of growth capital to middle market companies throughout Canada.  CCP focuses on providing specialized financing solutions including structured equity, subordinated term, and bridge loans for acquisitions, management buy-outs, growth financings and recapitalizations.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements in this news release are made as of the date of this news release, being April 8, 2013 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Rick Johnson, Chief Financial Officer
Phone: (306) 668-7505
Or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7501

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 09:00e 08-APR-13